UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.6)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 20, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,600

	8.	Shared Voting Power

	9.	Sole Dispositive Power 50,600

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,600

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .39

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,232,771

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,232,771

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,232,771

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.31

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007 and Amendment No. 5 was filed on February 1, 2007 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), Dennis Pollack (“Pollack”), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Peter Bray (“Bray”) and LSBK06-08, L.L.C. (“LSBK”), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On March 20, 2007, Mr. Seidman sent a letter to John J. Davis, President and Chief Executive Officer of the Company, requesting additional disclosure regarding reduction in staff.

This letter, in its entirety, is attached hereto as Exhibit A.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on March 20, 2007, the Reporting Persons owned beneficially an aggregate of 1,254,240 shares of Common Stock which constituted approximately 9.47% of the 13,248,406 shares of Common Stock outstanding as of February 28, 2007 as disclosed in the Issuer's Form 10-K dated March 15, 2007.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman Manager, LSBK06-08, L.L.C.

Schedule A

Entity	Date Purchased	Cost per Share	Cost	Shares
LSBK	2/14/07	15.7540	78,770.00	5,000
LSBK	2/16/07	15.7516	196,895.00	12,500
LSBK	2/20/07	15.5667	18,680.00	1,200
LSBK	2/27/07	15.5534	91,765.00	5,900
LSBK	3/5/07	15.5600	31,120.00	2,000
LSBK	3/14/07	15.4633	23,195.00	1,500
Total			440,425.00	28,100

                                                        Exhibit A

LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
March 20, 2007

Via facsimile (908)687-4992 and first class mail
John J. Davis, President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083

Dear Mr. Davis:

On March 12, 2007 Center Bancorp Inc. issued a Form 8-K announcing that “it will reduce its overall staffing level by about 10% through attrition, layoffs and voluntary resignations and anticipates taking a one-time, pre-tax charge of approximately $140,000 in the first quarter of 2007 related to termination of benefits.”

Unfortunately, there is no disclosure as to whether senior management, including you, are - or will be - reducing their salaries to share in the pain since the overstaffing occurred on your watch. If disclosure is not made immediately about salary reductions for the senior management team, I will assume none has been, or will be, instituted.

Your prompt response is requested.

Very truly yours,

                              /s/ Lawrence B. Seidman
Lawrence B. Seidman

LBS:jb